                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



(Mark One)

/X/   Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
      1934

For the fiscal year ended DECEMBER 31, 2002

                                       or

/ / Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                to
                               -------------       -------------



                           Commission File No. 1-3548




                    MINNESOTA POWER AND AFFILIATED COMPANIES
                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN

               (Formerly Minnesota Power and Affiliated Companies
                          Supplemental Retirement Plan)

                            (Full Title of the Plan)


                           ---------------------------


                                  ALLETE, Inc.
                             30 West Superior Street
                          Duluth, Minnesota 55802-2093

                          (Name of issuer of securities
                          held pursuant to the Plan and
                          the address of its principal
                                executive office)


                           ---------------------------

                                      INDEX


                                                                       PAGE

Report of Independent Accountants                                        1

Statement of Net Assets Available for Benefits -
         December 31, 2002 and 2001                                      2

Statement of Changes in Net Assets Available for Benefits -
         Year Ended December 31, 2002                                    3

Notes to Financial Statements                                            4

Supplemental Schedules

         Schedule I:     Schedule of Assets (Held at End of Year) -
                                 December 31, 2002                      11

         Schedule II:    Schedule of Reportable Transactions in
                                 Excess of 5% of Fair Value of
                                 Plan Assets - Year Ended
                                 December 31, 2002                      12

Signatures                                                              13

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Minnesota Power and Affiliated Companies
Retirement Savings and Stock Ownership Plan



In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule of Assets (Held at End of Year) - December 31, 2002 and Schedule of Reportable Transactions - Year Ended December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 1, effective January 1, 2002 the Minnesota Power and Affiliated Companies Employee Stock Ownership Plan merged into the Minnesota Power and Affiliated Companies Supplemental Retirement Plan, which was then renamed the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan.


PricewaterhouseCoopers LLP


PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 19, 2003


                         ALLETE 2002 RSOP Form 11-K                            1


                           MINNESOTA POWER AND AFFILIATED COMPANIES
                         RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                        STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                          Thousands

                                                                 DECEMBER 31,
                                                         2002                   2001
--------------------------------------------------------------------------------------------

ASSETS

     Investments
         Participant Funds                             $193,078               $109,330
         Unallocated Funds                               83,958                      -

     Contributions Receivable
         Participant                                        291                    274
         Employer                                           715                      -

     Cash and Cash Equivalents                            2,771                  2,511

--------------------------------------------------------------------------------------------
                                                        280,813                112,115
--------------------------------------------------------------------------------------------

LIABILITIES

     Accrued Interest                                     2,389                      -

     Long-Term Debt                                      73,441                      -
--------------------------------------------------------------------------------------------
                                                         75,830                      -
--------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                      $204,983               $112,115
--------------------------------------------------------------------------------------------

               The accompanying notes are an integral part of these statements.

2                        ALLETE 2002 RSOP Form 11-K

                                       MINNESOTA POWER AND AFFILIATED COMPANIES
                                     RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                      Thousands

                                                                           YEAR ENDED DECEMBER 31, 2002
                                                             -------------------------------------------------------
                                                              PARTICIPANT          UNALLOCATED
                                                                 FUNDS                FUNDS               TOTAL
--------------------------------------------------------------------------------------------------------------------

INVESTMENT INCOME (LOSS)
     Dividend Income                                            $  5,806              $ 4,361           $ 10,167
     Interest Income                                                 325                    8                333
     Net Depreciation in Fair Value of Investments               (21,581)              (9,504)           (31,085)
--------------------------------------------------------------------------------------------------------------------
                                                                 (15,450)              (5,135)           (20,585)
--------------------------------------------------------------------------------------------------------------------

CONTRIBUTIONS
     Participant                                                   8,703                    -              8,703
     Employer                                                          -                2,154              2,154
     Rollover                                                        861                    -                861
--------------------------------------------------------------------------------------------------------------------
                                                                   9,564                2,154             11,718
--------------------------------------------------------------------------------------------------------------------

TRANSFER IN OF ESOP NET ASSETS                                    98,161               24,647            122,808

TRANSFERS TO RETIREMENT PLANS                                     (2,261)                   -             (2,261)

PARTICIPANTS' WITHDRAWALS                                        (11,154)                   -            (11,154)

ALLOCATIONS TO PARTICIPANTS                                        3,078               (3,078)                 0

INTEREST EXPENSE                                                       -               (7,538)            (7,538)

ADMINISTRATIVE EXPENSE                                                 -                 (120)              (120)
--------------------------------------------------------------------------------------------------------------------

NET INCREASE                                                      81,938               10,930             92,868

NET ASSETS AVAILABLE FOR BENEFITS

     Beginning of Year                                           112,115                    -            112,115
--------------------------------------------------------------------------------------------------------------------
     End of Year                                                $194,053              $10,930           $204,983
--------------------------------------------------------------------------------------------------------------------

                           The accompanying notes are an integral part of these statements.


                         ALLETE 2002 RSOP Form 11-K                            3

                    MINNESOTA POWER AND AFFILIATED COMPANIES
                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN

Effective January 1, 2002 the Minnesota Power and Affiliated Companies Supplemental Retirement Plan (SRP) and the Minnesota Power and Affiliated Companies Employee Stock Ownership Plan (ESOP) were merged into one plan called the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan (RSOP or Plan) with the surviving plan being the plan that was previously named the SRP. The RSOP is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and qualifies as an employee stock ownership plan. At December 31, 2002 there were 1,981 participants in the RSOP. Participating affiliated companies (collectively, the Companies) include:

    -  ALLETE, Inc. (ALLETE)
    -  Minnesota Power (an operating division of ALLETE)
    -  Superior Water, Light and Power Company
    -  Enventis Telecom, Inc.
    -  Electric Outlet, Inc. which was doing business as Electric Odyssey
    -  MP Affiliate Resources, Inc.

Under the RSOP, participants have the same benefits as were provided under the SRP and the ESOP. The RSOP provides eligible employees of the Companies an opportunity to save for retirement by electing to make before-tax and after-tax contributions through payroll deduction, and directing the contributions into various 401(k) investment options. (See Participant Investment Options.) The RSOP also provides eligible employees of the Companies employee stock ownership benefits in ALLETE common stock (Common Stock).



BASIS OF PRESENTATION

Participant funds represent the Plan's 401(k) investment funds and shares allocated to participants in the ALLETE RSOP Stock Fund. Unallocated funds represent unallocated shares in the ALLETE RSOP Stock Fund. Prior to the merger of the SRP and the ESOP, unallocated shares were held in the ESOP.



ADMINISTRATION

The Plan is administered for the Companies by the Employee Benefit Plans Committee (Committee). The mailing address of the Committee is 30 West Superior Street, Duluth, Minnesota 55802-2093. The Committee consists of 11 members who were appointed by the Board of Directors of ALLETE. The Board of Directors has the power to remove members of the Committee from office. Members of the Committee receive no compensation for their services with respect to the Plan.

The responsibility of the Committee includes the determination of compliance with the Plan's eligibility requirements as well as the administration and payment of benefits in a manner consistent with the terms of the Plan and applicable law. The Committee has the authority to establish, modify and repeal rules and regulations as it may deem necessary to carry out the provisions of the Plan. The Committee also has the authority to designate persons to carry out fiduciary responsibilities (other than trustee responsibilities) under the Plan. The Committee has the power to appoint an investment manager or managers (as defined by ERISA), attorneys, accountants and such other persons as it shall deem necessary or desirable in the administration of the Plan. Administration fees and expenses of agents, outside experts, consultants and investment managers are paid by the Companies or the Plan.

4                        ALLETE 2002 RSOP Form 11-K

Effective with the merger of the SRP and the ESOP, American Express Retirement Services, a service group of American Express Financial Advisors Inc., and American Express Trust Company (collectively, American Express) became the new service provider for the Plan handling participant recordkeeping and certain other administrative responsibilities which formerly were handled by Minnesota Power's Benefits Accounting and Administration Department. The move to American Express allows the Plan to value accounts daily and gives participants greater flexibility with regard to investment of their account balances. American Express Trust Company (Trustee), which is located at 994 AXP Financial Center, Minneapolis, Minnesota, 55474-0507, is the trustee for the Plan. The Trustee carries $25 million of blanket bond insurance and $5 million of professional liability insurance.


PARTICIPANT INVESTMENT OPTIONS

The Plan's 401(k) investment fund options at December 31, 2002 are listed below. Detailed descriptions of the investment options and risk profiles are available in the corresponding fund's prospectus.

   -   ALLETE Stock Fund
   -   Alliance Growth and Income
   -   American Express Trust Bond Index Fund II
   -   American Express Trust Emerging Growth Fund II
   -   American Express Trust Income Fund II
   -   American Express Trust Small Cap Equity Index II
   -   The Artisan International Fund
   -   AXP New Dimension Fund
   -   Fidelity Magellan Fund
   -   Janus Balanced Fund
   -   Oppenheimer Developing Markets Fund
   -   Royce Low-Priced Stock Fund
   -   Templeton Foreign Fund
   -   Vanguard Institutional Index Fund
   -   Vanguard Mid-Cap Index Fund

Participants may also establish a self-directed brokerage account which allows the participant to make investments in or transfers to a wide range of securities, including publicly traded stock, bonds and mutual funds. Participants that have a self-directed brokerage account pay an annual fee in addition to any trading fees incurred upon investment changes. Participants may change their level of contribution, change their investment election for future contributions and make transfers between investment options at any time by contacting American Express.


EMPLOYEE STOCK OWNERSHIP BENEFITS - ALLETE RSOP STOCK FUND

Eligible employees of the Companies receive Common Stock ownership benefits in the ALLETE RSOP Stock Fund. The ALLETE RSOP Stock Fund represents and refers to the assets previously held in the ESOP. These benefits are primarily funded by two loans (see First Suspense Account and Second Suspense Account). Shares of Common Stock are allocated to eligible employees as allowed by the Plan (see Basic Account, Special Account, Partnership Account, Bargaining Unit Account and Matching Account). The shares of Common Stock allocated to a participant's ALLETE RSOP Stock Fund come from the First and Second Loan Suspense Accounts, as determined by ALLETE. Each participant's account value, however, is determined on a unit basis. The price per unit was established on February 1, 2002 at $10. The unit value is adjusted each business day to reflect investment results including cash.

With the exception of a participant's Pre-1989 Basic Account, dividends are automatically reinvested in Common Stock held in the ALLETE RSOP Stock Fund. Participants with a Pre-1989 Basic Account may make an election at any time to receive dividends paid on their Pre-1989 Basic Account in cash. Units within a participant's Pre-1989 Basic Account can be withdrawn at any time, while all other units within a participant's ALLETE RSOP Stock Fund can be withdrawn when the participant reaches age 59 1/2 or terminates employment. Participants may transfer all or any part of their ALLETE RSOP Stock Fund excluding their Pre-1989 Basic Account dollars to other 401(k) investments options at any time.

                         ALLETE 2002 RSOP Form 11-K                            5

FIRST SUSPENSE ACCOUNT. In 1989 the former ESOP was amended to enable the trustee at the time to establish a leveraged First Suspense Account. The First Suspense Account originally consisted of 633,849 shares of Common Stock purchased for the benefit of eligible Plan participants with proceeds from a 15-year $16.5 million loan (First Loan) bearing interest at 9.125%. This loan was obtained by the trustee on December 29, 1989, and is guaranteed by ALLETE. Effective June 28, 2002 this loan was refinanced by LaSalle Bank National Association with a variable interest rate equal to LIBOR plus 1.75% fixed for 30, 60, 90 or 180 days at ALLETE's option. At December 31, 2002 the interest rate was 3.15%. The First Suspense Account provides that as the First Loan is repaid, shares of Common Stock in the First Suspense Account are allocated to each participant's various ALLETE RSOP Stock Fund accounts based on the applicable allocation methods as defined in the Plan and summarized below.

SECOND SUSPENSE ACCOUNT. The former ESOP was again amended in 1990 to enable the trustee at the time to establish a leveraged Second Suspense Account and borrow an additional $75 million (Second Loan) to acquire 2,830,188 newly issued shares of Common Stock from ALLETE for the benefit of active Plan participants with a Basic Account. Under this amendment, active participants with a Basic Account are allocated shares to their Special Account with a value at least equal to:
(a) dividends payable on shares held by those participants in the Plan and (b) tax savings generated from the deductibility of dividends paid on all shares held in the ESOP as of August 4, 1989. In accordance with this amendment, the trustee issued a promissory note to ALLETE for $75 million at a 10.25% interest rate with a term not to exceed 25 years.

BASIC ACCOUNT. Participants' Basic Accounts received shares of Common Stock purchased with incremental investment tax credit contributions and payroll-based tax credit contributions. Contributions to the participants' Basic Accounts ceased after 1986.

SPECIAL ACCOUNT. For the years 1985 through 1989, the Companies received a tax deduction for cash dividends paid to participants on ALLETE RSOP Stock Fund shares in their Basic Account. The Companies contributed to the ALLETE RSOP Stock Fund an amount equal to the estimated income tax benefit of the dividend deduction associated with shares in the Basic Account. Shares of Common Stock purchased with these contributions were allocated to the participants' Special Account.

PARTNERSHIP ACCOUNT. Since 1989 partnership allocations have been made to each nonunion participant's Partnership Account based on the ratio of a participant's annual compensation to the annual compensation of all eligible participants. Starting in 2002 if the value of the shares credited to a participant's Partnership Account is less than 3.5 percent of the participant's eligible annual compensation, the Companies will contribute additional shares to make up the difference.

BARGAINING UNIT ACCOUNT. Quarterly non-elective allocations are made to the ALLETE RSOP Stock Fund equal to 0.75 percent of each union participant's eligible compensation.

MATCHING ACCOUNT. Quarterly matching allocations are made to the ALLETE RSOP Stock Fund equal to 50 percent of each nonunion participant's 401(k) before-tax contributions, disregarding contributions in excess of 4 percent of the participant's periodic pay for the period (6 percent for Electric Outlet, Inc. employees; 8 percent for Enventis Telecom, Inc. employees).

6                        ALLETE 2002 RSOP Form 11-K

CONTRIBUTIONS

PARTICIPANT CONTRIBUTIONS to the Plan consist of the following:

   - BEFORE-TAX CONTRIBUTIONS. Before-tax contributions consist of salary reduction contributions, results sharing contributions and flexible dollar contributions. Total before-tax contributions in 2002 could not exceed $11,000 for participants less than age 50 or $12,000 for participants at least age 50, as permitted under Section 401(k) of the Internal Revenue Code of 1986.

       - SALARY REDUCTION CONTRIBUTIONS. Salary reduction contributions are equal to an amount the participant has elected to reduce his or her compensation pursuant to a salary reduction agreement.

       - RESULTS SHARING CONTRIBUTIONS. Results sharing contributions are equal to the portion (up to 100 percent) of the Results Sharing Award the participant irrevocably agrees to forgo and that, pursuant to the ALLETE Results Sharing Program, would otherwise be paid to the participant.

       - FLEXIBLE DOLLAR CONTRIBUTIONS. Nonunion participants may make flexible dollar contributions equal to the portion (up to 100 percent) the participant irrevocably agrees to forgo and that, pursuant to the Minnesota Power and Affiliated Companies Flexible Compensation Plan, would otherwise be used for other benefits or paid to the participant.

   - VOLUNTARY CONTRIBUTIONS (AFTER-TAX CONTRIBUTIONS). Each participant is also allowed to make voluntary after-tax contributions to the Plan through payroll deductions. Total voluntary contributions made by a participant shall not exceed 25 percent of the participant's compensation per pay period.

   -   ROLLOVERS.  Contributions  by participants  may  also   be  made  through
       rollovers from other qualified plans.

EMPLOYER CONTRIBUTIONS for each year are paid to the Trustee either in cash or in Common Stock. Expenses incurred in discretionary activities relating to the design, formation and modification of the Plan (commonly characterized as "settlor" functions) are paid by the Companies. Expenses incurred in the management and administration of the Plan, including expenses incurred by the Trustee in the performance of its services, may be paid or reimbursed from the Plan's assets to the extent not paid by the Companies. The Plan charges participants who take plan loans or use the Plan's self-directed account feature for expenses relating to such loans or accounts.



VESTING AND FORFEITURE ACCOUNT

As of July 1, 2001 all contributions plus actual earnings thereon are fully vested and nonforfeitable. A forfeiture account consisting of previously forfeited nonvested accounts totaled $114,000 at December 31, 2002 ($30,000 at December 31, 2001). The Plan received forfeited dollars totaling $165,000 from the ESOP at the merger date. Dollars from the forfeiture account will be used to reduce future Plan expenses.

                         ALLETE 2002 RSOP Form 11-K                            7

DISTRIBUTIONS AND WITHDRAWALS

A participant may elect at any time to receive in cash the dividends paid on Common Stock shares in their ALLETE RSOP Stock Fund Pre-1989 Basic Account and ALLETE Stock Fund.

Prior to termination a participant may withdraw at any time all or any part of their:
   -   Plan  accounts, if the  participant has attained  age 59 1/2;
   -   After-tax account,  regardless  of  the  participant's  age; or
   -   Pre-1989  Basic Account, regardless of the participant's age.

When participants terminate employment, become disabled or die, they or their beneficiaries may elect to receive all or any part of their Plan accounts.

TRANSFERS TO RETIREMENT PLANS. Upon retirement, participants may elect to transfer their Plan account balances to the Minnesota Power and Affiliated Companies Retirement Plan A or Plan B, if the participant is receiving a benefit from one of these retirement plans. The amount of transfers to these retirement plans totaled $2,261,000 for 2002.

LOAN PROGRAM. The Plan allows participants to borrow money from their Plan accounts. The maximum amount a participant may borrow is equal to the lesser of
(a) the participant's aggregate before-tax account, after-tax account and rollover account balances, (b) 50 percent of their total Plan balance, or (c) $50,000. The loans may not be less than $1,000. The loans are for terms up to five years for a general purpose loan and ten years for the acquisition of a primary residence. A fixed interest rate of the prime rate plus 1 percent on the first day of the month that the loan is originated is charged until the loan is repaid. As loans are repaid, generally through payroll deductions, principal and interest amounts are redeposited into the participant's Plan accounts. Participants are required to pay a $50 loan application fee to cover the cost of processing the loan.



PLAN TERMINATION

The Companies reserve the right to reduce, suspend or discontinue their contributions to the Plan at any time or to terminate the Plan in its entirety subject to the provisions of ERISA and the Code. If the Plan is terminated, all of the account balances of the participants will be distributed in accordance with the terms of the Plan.



NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The Plan uses the accrual basis of accounting and, accordingly, reflects income in the year earned and expenses when incurred. Common stock and mutual fund investments are reported at their fair value based on quoted market prices. Collective fund investments are reported at net asset value. Participants' loans are reported at estimated fair value which represents outstanding principal and any related accrued interest.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investment which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The Plan invests in various funds that are a combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

8                        ALLETE 2002 RSOP Form 11-K

NOTE 3 - INVESTMENTS

                                                                                 DECEMBER 31,
                                                           --------------------------------------------------------
                                                                    2002                             2001
                                                           -----------------------          -----------------------
                                                                          FAIR/                            FAIR/
INVESTMENTS REPRESENTING                                                NET ASSET                        NET ASSET
5 PERCENT OR MORE OF ASSETS                                 SHARES        VALUE              SHARES        VALUE
-------------------------------------------------------------------------------------------------------------------
Thousands
ALLETE Stock Fund <F1>                                        901        $ 20,443              963        $ 24,262
ALLETE RSOP Stock Fund <F1>                                 7,505         170,217                -               -
American Express Trust Income Fund I <F1>                       -               -              303          17,577
American Express Trust Income Fund II <F1>                  1,200          27,526                -               -
Fidelity Magellan Fund                                        156          12,354              166          17,259
Vanguard Institutional Index Fund                             140          11,255              138          14,442
Janus Balanced Fund                                           609          10,890              577          11,321
The Meridian Value Fund                                         -               -              199           6,461
BlackRock Small Cap Growth Equity Portfolio                     -               -              467           6,173
Other Investments                                               -          24,351                -          11,835
-------------------------------------------------------------------------------------------------------------------
                                                                         $277,036                         $109,330
-------------------------------------------------------------------------------------------------------------------

<F1> Party in Interest

As of December 31, 2002 no guaranteed investment contracts remained in the Plan and therefore there are no reserves against the contract value for credit risk of the contract issuer or otherwise. The Plan's assets during 2002 and 2001 included guaranteed investment contracts with crediting interest rates ranging from 5.88 percent to 6.67 percent. The crediting interest rate was agreed upon with the issuer upon initiation of the contract. The contract that expired in 2002 had a yield of 5.88 percent. Outstanding contracts at December 31, 2001 had an aggregate contract value of $2,404,000 with an average yield of 7.84 percent.

                                                           NUMBER OF                                       FAIR
ALLETE RSOP STOCK FUND                                      SHARES                 COST                    VALUE
-------------------------------------------------------------------------------------------------------------------
Thousands
December 31, 2002                  Allocated                 3,803                $41,924                 $ 86,259
                                   Unallocated               3,702                 48,711                   83,958
-------------------------------------------------------------------------------------------------------------------
                                                             7,505                $90,635                 $170,217
-------------------------------------------------------------------------------------------------------------------

For the ALLETE Stock Fund and the ALLETE RSOP Stock Fund, each participant's account value is determined on a unit basis. The price per unit was established on February 1, 2002 at $10. The unit value is adjusted each business day to reflect investment results including cash. At December 31, 2002 the ALLETE Stock Fund consisted of 2,456,655 units with a net value of $20,889,000 ($20,443,000 of Common Stock and $446,000 of cash). At December 31, 2002 the ALLETE RSOP Stock Fund consisted of 9,553,077 units with a net value of $86,741,000 ($86,259,000 of Common Stock and $482,000 of cash).

                         ALLETE 2002 RSOP Form 11-K                            9

NOTE 4 - FEDERAL INCOME TAX STATUS

As required by the Internal Revenue Service (IRS), the Committee will file by September 15, 2003, an application for a determination letter from the IRS to be effective January 1, 2002 for the RSOP.

A favorable determination letter dated July 26, 2002 was obtained from the IRS stating that the ESOP, as amended and restated effective July 1, 2001, qualified as an employee stock ownership plan under Section 401(a) of the Internal Revenue Code of 1986 (Code).

A favorable determination letter dated June 4, 2003 was obtained from the IRS stating that the SRP, as amended and restated effective January 1, 2001, qualified as a profit sharing plan under Section 401(a) of the Code.

The Committee believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore no provision for income taxes has been included in the Plan's financial statements.



NOTE 5 - REPAYMENT OF LOANS

The Trustee repays principal and interest on the First Loan and Second Loan with dividends paid on the shares of Common Stock in each suspense account and with certain employer contributions to the Plan. The shares of Common Stock acquired by the Trustee are held in the First Suspense Account and Second Suspense Account, and allocated to the accounts of Plan participants as the First Loan and Second Loan are repaid.

The First Loan was obtained from a third party lender and is guaranteed by ALLETE with 165,579 unallocated shares of Common Stock in the Plan pledged as collateral at December 31, 2002. The lender has no rights against shares that are allocated under the Plan.

                               PRINCIPAL PAYMENTS
                                  $16.5 MILLION
                               VARIABLE RATE LOAN
                       -----------------------------------
                                    Thousands
                       2003                         $2,259
                       2004                          1,364
                       -----------------------------------
                                                    $3,623
                       -----------------------------------

The Second Loan was obtained from ALLETE. There were 3,536,277 unallocated shares of Common Stock in the Plan pledged as collateral at December 31, 2002. Prepayments can be made without penalty. The lender has no rights against shares that are allocated under the Plan.

                               PRINCIPAL PAYMENTS
                             $75 MILLION 10.25% LOAN
                       -----------------------------------
                                    Thousands
                       2011                        $ 9,818
                       2012                         15,000
                       2013                         15,000
                       2014                         15,000
                       2015                         15,000
                       -----------------------------------
                                                   $69,818
                       -----------------------------------

10                       ALLETE 2002 RSOP Form 11-K

                                                                      Schedule I

                                        MINNESOTA POWER AND AFFILIATED COMPANIES
                                      RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                                        SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                AS OF DECEMBER 31, 2002
                                                       Thousands

(a)                      (b)                                            (c)                     (d)          (e)

                                                                                                            FAIR/
                                                                   DESCRIPTION OF                         NET ASSET
                  IDENTITY OF ISSUER                                 INVESTMENT               COST <F1>     VALUE
----------------------------------------------------------------------------------------------------------------------
     COMMON STOCK
   *   ALLETE, Inc. - RSOP Stock Fund                      Common Stock - 7,505 Shares        $90,635     $170,217
   *   ALLETE, Inc. - Stock Fund                           Common Stock - 901 Shares                        20,443
       Allegheny Energy, Inc.                              Common Stock - 1 Shares                               8
       AT&T Wireless Services, Inc.                        Common Stock - 0.5 Shares                             3
       Calpine Corporation                                 Common Stock - 0.3 Shares                             1
       E*Trade Group, Inc.                                 Common Stock - 1 Shares                               5
       Peregrine Pharmaceuticals, Inc.                     Common Stock - 52 Shares                             40
       Reliant Resources, Inc.                             Common Stock - 3 Shares                              10
       Scientific-Atlanta, Inc.                            Common Stock - 0.2 Shares                             2
       Target Corporation                                  Common Stock - 0.3 Shares                            10
       Xcel Energy Inc.                                    Common Stock - 1 Shares                              11
----------------------------------------------------------------------------------------------------------------------
          TOTAL COMMON STOCK                                                                               190,750
----------------------------------------------------------------------------------------------------------------------

     COLLECTIVE FUND SECURITIES
   *   American Express Trust Bond Index Fund II           Collective Fund - 143 Shares                      1,888
   *   American Express Trust Income Fund II               Collective Fund - 1,200 Shares                   27,526
   *   American Express Trust Small Cap Equity Index II    Collective Fund - 25 Shares                         285
   *   American Express Trust Emerging Growth Fund II      Collective Fund - 336 Shares                      4,951
----------------------------------------------------------------------------------------------------------------------
          TOTAL COLLECTIVE FUND SECURITIES                                                                       34,650
----------------------------------------------------------------------------------------------------------------------

     MUTUAL FUND SECURITIES
       Alliance Growth and Income Fund                     Mutual Fund - 215 Shares                            562
       Artisan International Fund                          Mutual Fund - 165 Shares                          2,447
       AXP New Dimension Fund                              Mutual Fund - 16 Shares                             314
       Berger Mid Cap Value Fund                           Mutual Fund - 0.6 Shares                              9
       Bjurman, Barry Micro-Cap Growth Fund                Mutual Fund - 0.5 Shares                             10
       Fidelity Magellan Fund                              Mutual Fund - 156 Shares                         12,354
       FMI Focus Fund                                      Mutual Fund - 0.5 Shares                             11
       Janus Balanced Fund                                 Mutual Fund - 609 Shares                         10,890
       MEVC Draper Fisher Jurvetson Fund I, Inc.           Mutual Fund - 0.5 Shares                              4
       Oakmark Equity and Income Fund                      Mutual Fund - 1 Shares                               20
       Oppenheimer Developing Markets Fund                 Mutual Fund - 152 Shares                          1,952
       Royce Low-Priced Stock Fund                         Mutual Fund - 643 Shares                            176
       Templeton Foreign Fund                              Mutual Fund - 21 Shares                           6,269
       The Merger Fund                                     Mutual Fund - 0.1 Shares                              2
       Vanguard Institutional Index Fund                   Mutual Fund - 140 Shares                         11,255
       Vanguard Mid-Cap Index Fund                         Mutual Fund - 314 Shares                          3,098
----------------------------------------------------------------------------------------------------------------------
          TOTAL MUTUAL FUND SECURITIES                                                                      49,373
----------------------------------------------------------------------------------------------------------------------

   * PARTICIPANT LOANS                                     Loans Receivable from
                                                           Participants - 5.25% to 10.5%                     2,263
----------------------------------------------------------------------------------------------------------------------
     TOTAL INVESTMENTS                                                                                    $277,036
----------------------------------------------------------------------------------------------------------------------
*  Party in Interest

 -------------------------

<F1> Not required for participant directed transactions.

                         ALLETE 2002 RSOP Form 11-K                           11

                                                                     Schedule II

                                        MINNESOTA POWER AND AFFILIATED COMPANIES
                                      RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                                          SCHEDULE OF REPORTABLE TRANSACTIONS
                                      IN EXCESS OF 5% OF FAIR VALUE OF PLAN ASSETS
                                          FOR THE YEAR ENDED DECEMBER 31, 2002
                                                       Thousands


         (a)                 (b)            (c)        (d)       (e)        (f)        (g)        (h)        (i)

                                                                                                CURRENT      NET
     IDENTITY OF         DESCRIPTION     PURCHASE    SELLING    LEASE     EXPENSE    COST OF     VALUE     GAIN OR
   PARTY INVOLVED         OF ASSET         PRICE      PRICE    RENTAL    INCURRED     ASSET    OF ASSET    (LOSS)
----------------------------------------------------------------------------------------------------------------------
ALLETE, Inc. <F1>           Common
                            Stock         $7,186        -         -          -          -       $7,186        -

ALLETE, Inc. <F1>           Common
                            Stock            -       $14,726      -          -       $6,274    $14,726     $8,452

----------------------------------------------------------------------------------------------------------------------

<F1> Party in Interest


12                         ALLETE 2002 RSOP Form 11-K

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      Minnesota Power and Affiliated Companies
                                    Retirement Savings and Stock Ownership Plan
                                   ---------------------------------------------
                                                   (Name of Plan)



June 20, 2003                By                  Donald J. Shippar
                                 -----------------------------------------------
                                                 Donald J. Shippar
                                    Chairman, Employee Benefit Plans Committee






                           ALLETE 2002 RSOP Form 11-K                         13

                                INDEX TO EXHIBITS



EXHIBIT
-------
   a   -   Consent of Independent Accountants









                           ALLETE 2002 RSOP Form 11-K

                                                                       EXHIBIT a



                       CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-26755) of ALLETE, Inc. of our report dated June 19, 2003 relating to the financial statements of the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan (formerly the Minnesota Power and Affiliated Companies Supplemental Retirement Plan), which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 20, 2003